Willis Securities, Inc.

(A Wholly Owned Subsidiary of Willis North America Inc.)

(SEC I.D. No. 53563)

Statement of Financial Condition as of December 31, 2017, and Report of Independent Registered Public Accounting Firm

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Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53563

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2017___ AND ENDING ___12/31/2017___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Willis Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One World Financial Center 200 Liberty Street
                            (No. and Street)

New York _____ NY _____ 10281
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Randall Dulecki, Chief Administrative Officer _____ (212) 915-8797
                                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP _____
                    (Name - if individual, state last, first, middle name)

1700 Market Street _____ Philadelphia _____ PA _____ 19103
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Randall Dulecki, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Willis Securities, Inc. as of and for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Randall Dulecki
Chief Administrative Officer of
Willis Securities, Inc.

February 28, 2018
Date

Notary Public

LISA FUMANDO
Notary Public, State of New York
Registration #01FU6164722
Qualified In Richmond County
Commission Expires 4/30/2019



Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103
USA
T: 215-246-2300
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Willis Securities, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Willis Securities, Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2018

We have served as the Company's auditor since 2001.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	17,442,767
Commissions and fees receivable		1,182,820
Receivables from Parent — net corporate pool (Note 3)		20,414,111
Other receivables from Parent (Note 3)		675,073
Prepaid expenses and other assets		66,219
Deferred tax asset		233,317
TOTAL	$	40,014,307

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payables to Parent (Note 3)	$	2,930,701
Payables to Affiliates (Note 3)		241,914
Accounts payable, accrued expenses, and other liabilities		3,278,431
Total liabilities		6,451,046
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value — 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		24,239,135
Retained earnings		9,323,126
Total stockholder's equity		33,563,261
TOTAL	$	40,014,307

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

1. ORGANIZATION

Willis Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, a wholly owned subsidiary of Willis North America Inc. (the "Parent"), was incorporated as CBL Equities, Inc. in 1977, with business commencing in 1984. CBL Equities, Inc. was discontinued in 1998 and remained dormant until 2001 when it was renamed Willis Equities, Inc. Willis Equities, Inc. reapplied for registration as a broker-dealer in 2001 and received its license in 2002. The Company was renamed Willis Securities, Inc. in 2003. Effective January 4, 2016 Willis Group Holdings PLC merged with Towers Watson & Co. to form Willis Towers Watson PLC, of which the Parent and Company are subsidiaries.

The Company has a fully disclosed clearing agreement with Pershing LLC and acts as an introducing broker only for customer accounts through such agreement. The Company does not handle or maintain customer funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company.

The statement of financial condition has been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Our primary use of liquidity is to fund working capital requirements of our business, including meeting necessary collateral posting requirements established by FINRA to facilitate our revenue earning activities. As more fully discussed in Note 4, the Company terminated its subordinated loan agreement with a syndicate of banks during FY 2017, previously used to support collateral posting arrangements, obtained approval from FINRA and entered into two subordinated loans totaling $252,500,000 with the Parent. Continued capital market uncertainty may continue to have a negative impact on our results from operation, and our ability to generate liquidity from operating and investing activities, which may require us to seek additional funding from the Parent.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Commissions and Fees Receivable — Commissions and fees receivable are recognized net of allowance for uncollectible accounts. Allowances are recorded, when necessary, in an amount considered by management to be sufficient to recognize incurred losses for uncollectible accounts to state the commissions and fees receivable at their net realizable value.

Income Taxes — The Company is included in the consolidated federal and unitary state income tax returns filed by the Parent and files a separate state income tax return. The Company's share of the consolidated income taxes is determined using the modified "separate-return" method. Under this method, the Company determines current and deferred expense or benefit for the period as if the Company was filing a separate tax return. Also, for the purposes of evaluating whether existing net deferred tax assets are realizable the Company can consider its expectation of whether net deferred tax assets will ultimately be realized at the consolidated tax return level. The Company has not identified any unrecognized tax benefits as of December 31, 2017.

Share-Based Compensation — The Company periodically enters into agreements with employees to offer stock options in Willis Towers Watson PLC, the parent of Willis North America Inc.

The awards under equity-based compensation are classified as equity and included as a component of equity on the accompanying statement of financial condition as the ultimate payment of such awards will not be achieved through the use of the Company's cash or other assets.

Use of Estimates — The statement of financial condition conforms to U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Estimates are used when accounting for discretionary compensation, share-based compensation, accrued liabilities, income taxes, commitments and contingencies, and revenue recognition.

Fair Value of Financial Instruments — At December 31, 2017, the Company had financial instruments including cash and cash equivalents, commissions and fees receivable, receivables from Parent, prepaid expenses and other assets, payables to Parent and Affiliates, and accounts payable. The carrying value of these financial instruments approximated their estimated fair values because of the short term and nature of these instruments.

Recent Accounting Pronouncements — In May 2014, the Financial Accounting Standards Board ('FASB') issued Accounting Standard Update ('ASU') No. 2014-09, Revenue From Contracts With Customers. The new standard supersedes most current revenue recognition guidance and eliminates most industry-specific guidance. The ASU is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. Additional ASUs have since been issued which provide further guidance, examples and technical corrections for the implementation of ASU No. 2014-09. All related guidance has been codified into, and is now known as, Accounting Standards Codification ('ASC') 606. The guidance was effective for the Company at the beginning of its 2018 fiscal year, with early adoption permitted.

As a result of analyzing our various revenue streams to determine the full impact this standard will have on our revenue recognition, cost deferral, systems and processes, the Company has determined the following:

- The Company has adopted the standard using the modified retrospective approach on January 1, 2018, and has applied the new standard only to contracts that are not completed as of the transition date.

- Certain syndicate expenses related to Underwriting arrangements will now be recognized gross in the statement of financial condition instead of net against the underwriting revenue.

- Retainer fees related to Underwriting arrangements will move from straight-line recognition to point in time recognition as of the date the underwriting is complete.

Although we are still finalizing the impact to retained earnings as of January 1, 2018, we expect the adjustment to retained earnings in the statement of changes in stockholder's equity to be immaterial.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation, which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The ASU became effective for the Company on January 1, 2017.

In May 2017, the FASB issued ASU No. 2017-09, Stock Compensation - Scope of Modification Accounting, which provides guidance on which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The ASU requires that an entity should account for the effects of a modification unless the fair value (or calculated value or intrinsic value, if used), vesting conditions and classification (as equity or liability) of the modified award are all the same as for the original award immediately before the modification. The ASU became effective for the Company on January 1, 2018, at which time the Company adopted it, and should be applied prospectively to an award modified on or after the adoption date. There is no immediate impact to the accompanying statement of financial condition.

3. RELATED-PARTY TRANSACTIONS

The Parent provides the Company with various services, including management, accounting, and record keeping services, and allocates these costs to the Company. At December 31, 2017, the Company owes the Parent $2,930,701 for allocated management and accounting services and employee benefits. The Company has a $20,414,111 receivable from the Parent for its cash balance on deposit within the corporate pool. The Parent also owes the Company $675,073 for state and federal taxes and other miscellaneous expenses.

Effective December 31, 2015, the Company entered into an Affiliate Services and Revenue Sharing Agreement with two entities that are indirect subsidiaries of Willis Towers Watson PLC (the "Affiliates"). The purpose of this agreement was to establish procedures for the parties to provide certain consulting services to each other, and for the party receiving such consulting services to share a portion of revenues received from related transactions with the party providing such services. As of December 31, 2017, the Company had $241,914 outstanding payable to Affiliates as a result of this agreement.

On occasion the Company may seek additional capital from the Parent to fund operations, or for regulatory capital related to the underwriting of securities. During 2017 the Company obtained approval from FINRA and entered into two fixed rate subordinated loans totaling $252,500,000 with the Parent. These borrowings were obtained on arm's length basis. The settlement of these loans was approved by FINRA and they were settled during the year.

4. SUBORDINATED BORROWINGS

In 2014 the Company entered into a revolving subordinated credit facility with a syndicate of banks and a borrowing limit of $400,000,000. Interest on this facility was variable based on the increment over Eurocurrency rate or the bank's prime rate. The facility was utilized to meet FINRA collateral funding requirements in connection with the underwriting of securities. During the year ended December 31, 2017 the company utilized $213,850,000 under the credit facility. Effective April 28, 2017, per the terms of the agreement, the facility expired and was subsequently not renewed.

5. FAIR VALUE MEASUREMENT

The Company follows FASB ASC 820, *Fair Value Measurement and Disclosure*, for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurement, establishes a framework for measuring fair value, and expands disclosure about such fair value measurement.

The Company also follows the provisions of FASB ASC 825, "The Fair Value Option for Financial Assets and Financial Liabilities," which permit an entity to choose to measure eligible financial instruments and other items at fair value as well as requires disclosures of estimated fair value of financial instruments carrier at amortized cost at December 31, 2017.

At December 31, 2017 the Company did not have any financial instruments that were required to be measured at fair value on a recurring or non-recurring basis. The Company also did not make any elections to carry financial instruments at fair value as the Company determined that the carrying value of cash and cash equivalents, commissions and fees receivable, receivables from Parent, prepaid expenses and other assets, payables to Parent and Affiliates, and accounts payable approximated fair value.

6. CREDIT RISK

The Company maintains its cash balances with major depository institutions, in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1) and elects to calculate the minimum net capital under the alternate method as permitted under Rule 15c3-1, paragraph (a)(1)(ii), which requires the maintenance of minimum net capital of $250,000. At December 31, 2017, the Company had net capital of $10,646,825, which was $10,396,825 in excess of required net capital.

8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the statement of financial condition was issued.

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